Salisbury Bancorp, Inc. *the holding company for* Salisbury Bank and Trust Company

The 2003 Report to Shareholders



The Board of Directors

Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company



Louise F. Brown
Attorney
Partner, Ackerly Brown LLP



John R.H. Blum
Attorney
Chairman,
Salisbury Bancorp, Inc.
and
Salisbury Bank
and Trust Company



Nancy F. Humphreys
Citigroup New York,
Citibank as
Managing Director
and Treasurer
Global Corporate
Investment Bank
North America (retired)



Holly J. Nelson
Tour Operator
Horses North LLC



Gordon C. Johnson,
D.V.M.
Veterinarian (retired)



Walter C. Shannon, Jr.
President Emeritus,
Wagner-McNeil, Inc.
President,
William J. Cole Agency, Inc.



John F. Perotti
President and CEO
Salisbury Bancorp, Inc.
and
Salisbury Bank
and Trust Company


file photo

Michael A. Varet
Attorney
Partner, Piper Rudnick LLP



Salisbury Bank and Trust Company Advisory Board

From left: Eileen M. Mulligan, Richard Rennia, Edward O. Heacox, Barclay Prindle, Mary Cooper and Mary T. Kirby

Not pictured: Angela B. Cruger and John P. Tuke

Contents

Annual Shareholders Meeting

Wednesday, April 28, 2004 at 4:00 p.m.

The Interlaken Inn
74 Interlaken Road
Lakeville, Connecticut 06039

Profile of the Corporation

Salisbury Bancorp, Inc. is a banking and financial services company that was organized in August of 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (SBT), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank and Trust Company was formed in 1925 by the merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust, founded in 1874.

A commercial bank with assets of $311,100,000 at December 31, 2003, SBT's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the financial needs of its customers. SBT also has a full-service Trust Department and a financial planning department offering trust and estate administration and investment management services. SBT has four full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan Connecticut, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL."

For more information, call us at 860-435-9801 or visit our web site: www.salisburybank.com

The Mission Statement of Salisbury Bank and Trust Company

The Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State Area. We are committed to providing professional services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

Letter to Shareholders

It's a very exciting time to be in banking and a time of opportunity for Salisbury Bank and Trust. We are very pleased to report that 2003 was the ninth consecutive year that net earnings increased over the previous year. Assets at year end 2003 stood at $311,100,269 as compared to $293,106,782 the previous year, investments totaled $147,020,788 in 2003, up from $138,435,023 in 2002, and net loans for the year grew to $139,563,318, up from $135,631,604. Deposits of $218,457,450 in 2003 compared favorably to 2002's deposits of $211,037,404. Total capital increased to $28,850,212 from $27,344,946 and net income rose from $3,198,795 in 2002 to $3,840,102. Earnings per share grew to $2.70 from $2.25, and dividends for the year totaled .92 cents per share as compared to .88 cents in 2002.

Total net interest income increased to $10,036,352 from $9,259,696 the previous year and total non-interest income grew from 2002's $3,121,813 to $3,984,099. During the year we realized $1,058,140 in gains on sales of securities, compared to $634,080 the previous year.

Trust Department income increased to $1,252,000 from $1,100,160 in 2002. During 2003, the Bank continued to invest in the infrastructure necessary to increase assets under management as the Trust Department continues to grow.

The communities which we serve continue to grow and change as well and, as it has for generations, SBT continues to play a part. Certainly, one of the largest roles for a community bank such as



John F. Perotti
President and Chief Executive Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

SBT is in making the American dream of home ownership a reality. For some years, the sharp climb in real estate prices in the Northwest Corner of Connecticut has effectively shut out young working families, both newcomers and the sons and daughters of families who have lived here for years. Every community needs young people, and, quite often, these are the very individuals who volunteer with the fire and rescue companies on which we all rely.

In light of this and of the very good work of the Salisbury Housing Trust in securing affordable properties, the Board of Directors made a decision to set aside $1 million in affordable, fixed rate mortgages available to families purchasing a home through the Salisbury Housing Trust's affordable housing project. A limited down payment is required and the Bank absorbs the usual closing

The Management Team

Richard J. Cantele, Jr.
Secretary, Salisbury Bancorp, Inc. and Executive Vice President, Treasurer and Chief Operating Officer



John F. Foley
Chief Financial Officer, Salisbury Bancorp, Inc. and Senior Vice President and Comptroller



Todd M. Clinton
Senior Vice President, Operations and Compliance Officer



Diane E.R. Johnstone
Senior Vice President and Trust Officer



Sharon A. Pilz
Vice President and Trust Officer



costs, making the applicant's resources go that much further in paying the many other expenses involved in settling into a new home. Last summer two young families moved into new homes in Salisbury, bought with these special SBT mortgages. We were proud to help make this possible.

As you know, on November 17, 2003 Salisbury Bancorp, Inc. and Canaan National Bancorp, Inc. jointly announced the execution of a definitive agreement for Salisbury to acquire Canaan. Canaan National Bank has been headquartered in Canaan since its founding in 1907, and also has a branch office in South Egremont, Massachusetts. The acquisition meets several objectives for Salisbury and is expected to be accretive to earnings within the first year following consummation. Subject to the receipt of the required approvals, we expect to complete this combination by late summer 2004.

This represents the beginning of an exciting new era for our Bank. SBT has been headquartered in Lakeville since the Salisbury Savings Society was founded in 1848, later merging with another Lakeville company, the Robbins Burrall Trust, to form the Salisbury Bank & Trust Company in 1925. SBT functioned as a one-office bank until 1963, when our first branch opened in Salisbury. Twenty years later the Bank established a branch in Sharon, and 18 more years passed before we opened our branch in Canaan in 2001. Clearly, SBT has taken a deliberative approach to growth.

The acquisition of CNB, with assets of $108 million, at this point in our history makes very good sense. While SBT has Massachusetts customers now, CNB's branch in South Egremont will give SBT a physical presence in the very active Berkshire County market and increase access to our customers in proximate communities in New York State. SBT and CNB have similar corporate cultures and share a commitment to putting our customers first and taking an active role in our communities as good corporate citizens.

All CNB employees, including senior management, will be offered positions at SBT. CNB President and CEO Gerard J. Baldwin, will join our management team as Executive Vice President, Commercial Lending Development. Having CNB's well-trained and capable employees join forces with our own will make an outstanding team, and the union of the banks will offer our combined staffs more opportunity for professional growth and career advancement. CNB's current customers may still do their banking in the same buildings in Canaan and South Egremont and will find much the same staff there to take care of them.

On a personal note I want to say how rewarding it is to have the opportunity to work with such a fine Board of Directors, Advisory Board, management team, and staff. In the Board of Directors and the Advisory Board I can draw on the wisdom of a group of people who have achieved prominence in fields other than banking, who have a wide variety of professional knowledge to share and have in common a commitment to excellence, a belief in the continuing importance of a community bank in an age of megabanks, and an abiding concern for the health and vitality of the towns we serve.

I consider myself fortunate to work every day with our management group, each of whom handles his or her own area of responsibility with

"The communities which we serve continue to grow and change... and, as it has for generations, SBT continues to play a part."

William C. Lambert
Vice President and Trust Officer



Geoffrey Talcott
Vice President and Chief Lending Officer



Lana M. Hobby
Vice President and Secretary



Jody Law
Vice President



Betsy Summerville
Vice President



skill and diligence and deals with others, be it the people working in his or her department or the public, with good humor and grace. In the past year, two new vice presidents joined us, Jody Law and Betsy Summerville, both of whom have brought the valuable tools they've mastered elsewhere in the financial industry to SBT.

I also want to commend our employees, the people who make the Bank run, all those on the teller line or the platform whose faces you know, and the many you seldom see who work behind the scenes. Without the employees, there would be no Bank.

We honored four more employees for outstanding work in 2003, bringing the total roster of Employees of the Quarter to 38. Chosen by their peers were Dee Dee Myers, senior deposit operations specialist; Jo Ann Wilcox, a long-time teller in the Sharon branch; Diann Weaver, head teller, also in Sharon; and Mortgage Maker Mona Staaf-Hoffman.

The one sad note is the January 2004 death of Charlie Brooks, a member of our Advisory Board since its inception in 1983, as well as chairman of Sharon's Board of Finance. Charlie was a staunch supporter of the Bank and took his duties very seriously, missing only one Advisory Board meeting in the 20 years he served. We at the Bank, as well as his many friends in the community, will remember him for his wisdom, his integrity, and deep love for Sharon.

Finally, as always, my thanks go to you, our shareholders, for your continued loyalty to the Bank and to the goals we share.



Employees of the Quarter



DeeDee Myers



Jo-Ann Wilcox



Diann Weaver



Mona Staaf-Hoffman

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

	2003	2002	2001	2000	1999
	At or For the Years Ended December 31				
		(dollars in thousands except per share data)			
Statement of Condition Data:					
Loans, Net	**$139,563**	$135,632	$143,066	$138,270	$124,313
Allowance For Loan Losses	**1,664**	1,458	1,445	1,292	1,160
Investments	**147,021**	138,435	105,593	91,922	77,745
Total Assets	**311,100**	293,107	283,602	249,054	215,385
Deposits	**218,457**	211,037	201,351	166,436	154,358
Borrowings	**60,897**	51,891	53,004	47,357	39,712
Shareholders' Equity	**28,850**	27,345	23,363	22,460	19,895
Nonperforming Assets	**685**	1,400	587	521	495
Statement of Income Data:					
Interest and Fees on Loans	**$9,226**	$9,677	$11,344	$10,494	$9,621
Interest and Dividends on Securities and Other Interest Income	**6,423**	6,481	5,746	6,015	4,903
Interest Expense	**5,613**	6,898	8,301	8,284	6,683
Net Interest Income	**10,036**	9,260	8,789	8,225	7,841
Provision for Loan Losses	**313**	300	150	180	120
Trust Department Income	**1,252**	1,100	1,070	1,108	1,121
Other Income	**1,674**	1,388	1,187	914	860
Net Gain (Loss) on Sales of Securities	**1,058**	634	130	(64)	(2)
Other Expenses	**8,599**	7,775	6,755	5,797	5,523
Pre Tax Income	**5,108**	4,307	4,271	4,206	4,177
Income Taxes	**1,268**	1,108	1,370	1,357	1,484
Net Income	**$3,840**	$3,199	$2,901	$2,849	$2,693
Per Share Data:					
Earnings per common share	**$2.70**	$2.25	$2.03	$1.92	$1.78
Earnings per common share, assuming dilution	**$2.70**	$2.25	$2.03	$1.92	$1.78
Cash Dividends Declared per share	**$0.92**	$0.88	$0.84	$0.77	$0.70
Book Value (at year end)	**$20.26**	$19.21	$16.43	$15.40	$13.23
Selected Statistical Data:					
Return on Average Assets	**1.24%**	1.13%	1.14%	1.23%	1.25%
Return on Average Shareholders' Equity	**13.47%**	12.63%	12.25%	13.64%	12.96%
Dividend Payout Ratio	**34.07%**	39.11%	41.38%	39.72%	39.16%
Average Shareholders' Equity to Average Assets	**9.21%**	8.92%	9.27%	8.98%	9.67%
Net Interest Spread	**3.23%**	3.13%	2.91%	2.83%	3.07%
Net Interest Margin	**3.65%**	3.72%	3.71%	3.79%	3.93%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

The following provides Management's comments on the financial condition and results of operations of Salisbury Bancorp, Inc. (the "Company"), a Connecticut corporation which is the holding company for Salisbury Bank and Trust Company, (the "Bank"). The Company's sole subsidiary is the Bank, which has four (4) full service offices including a Trust Department located in the towns of North Canaan, Lakeville, Salisbury and Sharon, Connecticut. The Company and the Bank were formed in 1998 and 1848, respectively. This discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 2003 and 2002

OVERVIEW

The reported earnings for the Company were $3,840,000 in 2003, an increase of $641,000 or 20.04% over year 2002 earnings of $3,199,000. As a result, earnings per share increased $.45 or 20.00% to $2.70 in 2003. This compares to earnings per share of $2.25 in 2002 and $2.03 in 2001. The improvement in net income is primarily the result of growth in earning assets that has produced an increase in total net interest income, a reduction in interest expense and an increase in other noninterest income.

The Company is "well capitalized". The Company's risk-based capital ratios at December 31, 2003, which includes the risk-weighted assets and capital of the Salisbury Bank and Trust Company, were 15.35% for Tier 1 capital and 16.44% for total capital. The Company's leverage ratio was 8.05% at December 31, 2003. This compares to a Tier 1 capital ratio at December 31, 2002 of 16.05%, a total capital ratio of 17.21%, and a Company leverage ratio of 7.80%. As a result of the Company's financial performance, the Board of Directors increased total dividends declared on the Company's common stock to $.92 per share in 2003. This compares to an $.88 per share dividend paid in 2002 and a $.84 per share dividend that was paid in 2001.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management selects and applies numerous accounting policies. In applying these policies, management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of future loan losses, relating to both the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. See "Provisions and Allowance for Loan Losses".

NET INTEREST AND DIVIDEND INCOME

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and involves functioning as a financial intermediary. The Company accepts funds from depositors or borrows funds and either lends the funds to borrowers or invests those funds in various types of securities. The second source is fee income, which is discussed in the noninterest income section of this analysis.

Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31,		
	2003	2002	2001
Interest and Dividend Income (financial statements)	**$15,650**	$16,157	$17,089
Tax Equivalent Adjustment	**1,075**	1,028	504
Total Interest Income (on an FTE basis)	**16,725**	17,185	17,593
Interest Expense	**(5,613)**	(6,898)	(8,301)
Net Interest Income-FTE	**$11,112**	$10,287	$ 9,292

The Company's 2003 total interest and dividend income on an FTE basis of $16,725,000 was $460,000 or 2.68% less than the total interest and dividend on an FTE basis of $17,185,000 in 2002. Although there was an increase in earning assets, this decrease in interest and dividend income is primarily the result of an economic environment with lower interest rates. A change in the mix of earning assets during 2002 and continuing into 2003 has increased tax exempt securities in the securities portfolio which has resulted in an increase in the tax equivalent adjustment of $1,075,000 in 2003 and $1,028,000 in 2002 when compared to the tax equivalent adjustment of $504,000 in 2001.

Interest expense on deposits in 2003 decreased $1,173,000 or 29.05% to $2,866,000 compared to $4,039,000 for the corresponding period in 2002 and $5,302,000 in 2001. Although deposits increased, generally lower interest rates resulted in the decrease. Interest expense for Federal Home Loan Bank advances decreased $111,000 to $2,747,000 in 2003 compared to $2,858,000 in 2002 and $2,999,000 in 2001. Lower interest rates resulted in the decrease in interest expense. Although interest margins continue to be pressured by generally lower interest rates and by aggressive competition, net interest income on an FTE basis increased $825,000 or 8.02% over 2002 and totaled $11,112,000 at December 31, 2003 compared to total net interest income on an FTE basis of $10,287,000 at December 31, 2002 and $9,292,000 in 2001.

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2003 net interest margin on an FTE basis was 3.65%. This compares to a net interest margin of 3.72% for 2002. The following table reflects average balances, interest earned or paid and rates for the three years ended December 31, 2003, 2002 and 2001. The average loan balances include both non-accrual and restructured loans. Interest earned on loans also includes fees on loans such as late charges that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on a fully taxable-equivalent basis ("FTE"). A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2003 was $2,086,000 with a yield of 4.83%. Actual tax exempt income in 2002 totaled $1,995,000 with a yield of 4.88% and in 2001 actual tax exempt income was $977,000 with a yield of 4.95%.

YIELD ANALYSIS

Average Balances, Interest Earned and Rates Paid

(dollars in thousands)	2003			2002			2001		
	Year Ended December 31								
	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE
ASSETS									
Interest Earning Assets:									
Loans	$142,752	$9,226	6.46%	$139,582	$9,677	6.93%	$145,502	$11,344	7.80%
Taxable Securities	$101,931	$3,875	3.80%	$81,715	$4,144	5.07%	$68,921	$4,204	6.10%
Tax-Exempt Securities *	$43,603	$3,161	7.25%	$41,347	$3,023	7.31%	$20,030	$1,481	7.39%
Federal Funds	$3,125	$28	0.90%	$7,214	$111	1.54%	$9,986	$324	3.24%
Other Interest Income	$1,359	$10	0.74%	$549	$11	2.00%	$809	$36	4.45%
Total Interest Earning Assets	$292,770	$16,300	5.57%	$270,407	$16,966	6.27%	$245,248	$17,389	7.09%
Alowance for Loan Losses	($1,468)			($1,403)			($1,412)		
Cash & due from Banks	$6,425			$5,923			$5,138		
Premises,Equipment	$3,000			$2,810			$2,676		
Net unrealized gain/loss on AFS Securities	$2,316			$1,083			$500		
Other Assets	$6,403			$5,263			$3,312		
Total Average Assets	$309,446			$284,083			$255,462		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest Bearing Liabilities:									
Now/Money Market Deposits	$59,521	$363	0.61%	$62,756	$807	1.29%	$67,516	$1,902	2.82%
Savings Deposits	$45,975	$450	0.98%	$37,629	$743	1.97%	$16,674	$396	2.37%
Time Deposits	$68,898	$2,053	2.98%	$67,157	$2,490	3.71%	$60,854	$3,004	4.94%
Borrowed Funds	$65,282	$2,747	4.21%	$51,966	$2,858	5.50%	$53,407	$2,999	5.62%
Total Interest Bearing Liabilities	$239,676	$5,613	2.34%	$219,508	$6,898	3.14%	$198,451	$8,301	4.18%
Demand Deposits	$38,998			$37,578			$31,497		
Other Liabilities	$2,130			$1,660			$1,829		
Shareholders' Equity	$28,642			$25,337			$23,685		
Total Liabilities and Equity	$309,446			$284,083			$255,462		
Net Interest Income		$10,687			$10,068			$9,088	
Net Interest Spread			3.23%			3.13%			2.91%
Net Interest Margin			3.65%			3.72%			3.71%

* Presented on a fully taxable equivalent ("FTE") basis

Volume and Rate Variance Analysis of Net Interest Income
(Taxable equivalent basis)

(dollars in thousands)	*2003 over 2002*			*2002 over 2001*		
	Volume	***Rate***	***Total***	*Volume*	*Rate*	*Total*
Increase (decrease) in:						
Interest income on:						
Loans	**$ 220**	**$ (671)**	**$ (451)**	$ (462)	$(1,205)	$(1,667)
Taxable investment securities	**1,025**	**(1,294)**	**(269)**	780	(840)	(60)
Tax-exempt investment securities	**165**	**(27)**	**138**	1,575	(33)	1,542
Other interest income	**(51)**	**(33)**	**(84)**	(100)	(138)	(238)
Total interest income	**$ 1,359**	**$ (2,025)**	**$(666)**	$1,793	$(2,216)	$ (423)
Interest expense on:						
NOW/Money Market deposits	**$ (42)**	**$ (402)**	**$ (444)**	$ (134)	$ (961)	$ (1,095)
Savings deposits	**(164)**	**(129)**	**(293)**	496	(149)	347
Time deposits	**65**	**(502)**	**(437)**	311	(825)	(514)
Borrowed funds	**732**	**(843)**	**(111)**	(81)	(60)	(141)
Total interest expense	**$ 591**	**$ (1,876)**	**$(1,285)**	$ 592	$ (1,995)	$(1,403)
Net interest margin	**$ 768**	**$ (149)**	**$ 619**	$1,201	$ (221)	$ 980

NONINTEREST INCOME

Noninterest income increased $862,000 or 27.61% and totaled $3,984,000 for the year ended December 31, 2003 as compared to $3,122,000 for the year ended December 31, 2002. Trust Department income increased $152,000 to $1,252,000 primarily as a result of the efforts of new business development. Service charges on deposit accounts totaled $560,000 for 2003. This is an increase of $88,000 or 18.64% when comparing total service charges of $472,000 in 2002. The increase can be attributed to an increase in deposit account transactions. Gains on sales of available-for-sale securities totaled $1,058,000 in 2003 representing an increase of $424,000 or 66.88% compared to $634,000 in 2002. This increase is primarily attributable movements in the markets which resulted in opportunities for the Company to enhance the return from the securities portfolio and at the same time realize gains on sales of available-for-sale securities. Mortgage refinancing remained very active during 2003 as rates remained at all time lows. Competition in the secondary mortgage market continues to be very aggressive. Gains on sale of loans held-for-sale increased $35,000 or 15.42% to $262,000 in 2003 compared to $227,000 in 2002. Other income however, increased 16.13% to $799,000 in 2003 compared to other income of $688,000 in 2002. This increase is primarily attributable to the increase in fees earned from activity in the secondary mortgage market due to the change of investors. Historically the Company has had few instances in which it foreclosed on properties and therefore has a low volume of OREO properties. The Company acquired one OREO property during the 2002, sold it in 2003 and realized a gain on the sale of $52,000.

NONINTEREST EXPENSE

Noninterest expense increased 10.61% to $8,600,000 for the year ended December 31, 2003 as compared to $7,775,000 for the corresponding period in 2002. Salaries and employee benefits totaled $4,834,000 for the twelve months ended December 31, 2003 compared to $4,235,000 for the same period in 2002. This is an increase of $599,000 or 14.14% over 2002 and is primarily the result of an increase in staff along with salary increases and the increase in the costs of employee benefits. Occupancy and equipment expenses increased $64,000 or 7.31% to $939,000 compared to $875,000 for 2002. The increase is primarily the result of expenses associated with routine maintenance and repairs of the Company's facilities and equipment. Data processing expenses increased $42,000 or 7.88% for the year ended December 31, 2003 over 2002 and totaled $575,000. This increase is attributable to normal increasing costs related to enhancing the delivery channels of products to our customers. Legal expenses totaled $128,000 for 2003. This is an increase of $67,000 or 110% when comparing total legal expense in 2002 of $61,000. The increase is primarily the result of additional services required due to compliance requirements of the Sarbanes-Oxley Act. Amortization expense of the "Core Deposit Intangible" assets associated with the 2001Branch acquisition totaled $68,000 and did not change from 2002.

INCOME TAXES

In 2003, the Company's income tax provision totaled $1,268,000, which reflects an effective tax rate of 24.82% compared to an income tax provision of $1,108,000 and an effective tax rate of 25.72% in 2002. Although there was a decrease in the effective tax rate, the provision increased $160,000 as the result of an increase in taxable income.

NET INCOME

Overall, net income totaled $3,840,000 for the year ended December 31, 2003 compared to net income of $3,199,000 for the year 2002 representing an increase of $641,000 or 20.04%. On a per share basis, net income amounted to $2.70 per share for 2003 as compared to $2.25 for 2002.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 2002 and 2001

Net income for the Company was $3,199,000 in 2002, an increase of $298,000 or 10.27% over year 2001 earnings of $2,901,000. As a result, earnings per share increased $.22 or 10.83% to $2.25 in 2002. This compared to earnings per share of $2.03 in 2001. The improvement in net income was primarily the result of growth in earning assets that produced an increase in total net interest income coupled with an increase in other noninterest income.

The Company is "well capitalized". The Company's risk-based capital ratios at December 31, 2002, which included the risk-weighted assets and capital of the Salisbury Bank and Trust Company, were 16.05% for Tier 1 capital and 17.21% for total capital. The Company's leverage ratio was 7.80% at December 31, 2002. This compared to a Tier 1 capital ratio at December 31, 2001 of 15.09%, a total capital ratio of 16.21% The Company's leverage ratio was 7.61%.

As a result of the Company's financial performance, the Board of Directors increased total dividends declared on the Company's common stock to $.88 per share in 2002 as compared to $.84 per share in 2001.

NET INTEREST AND DIVIDEND INCOME

Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31,		
	2002	2001	2000
Interest and Dividend Income (financial statements)	**$16,157**	$17,089	$16,510
Tax Equivalent Adjustment	**1,028**	504	335
Total Interest Income (on an FTE basis)	**17,185**	17,593	16,845
Interest Expense	**(6,898)**	(8,301)	(8,284)
Net Interest Income-FTE	**$10,287**	$ 9,292	$ 8,561

The Company's 2002 total interest and dividend income on an FTE basis of $17,185,000 was $408,000 or 2.32% less than the total interest and dividend on an FTE basis of $17,593,000 in 2001. Although there was an increase in earning assets, this decrease in interest and dividend income was primarily the result of an economic environment with lower interest rates. A change in the mix of earning assets which reflects an increase in tax exempt securities resulted in a significant increase in the tax equivalent adjustment of $1,028,000 for 2002 as compared to $504,000 for 2001. This was an increase of approximately 104%.

Interest expense on deposits in 2002 decreased $1,262,000 or 23.80% and totaled $4,040,000. This compared to $5,302,000 for the corresponding period in 2001. Although deposits increased, primarily as the result of a branch acquisition which was completed in September 2001, generally lower interest rates resulted in the decrease in interest expense. Interest expense for Federal Home Loan Bank advances decreased $141,000 to $2,858,000 in 2002. This compared to interest expense of $2,999,000 in 2001 and is primarily the result of a decrease in borrowings. Although interest margins continue to be pressured by generally lower interest rates and by aggressive competition, net interest income on an FTE basis increased $995,000 or 10.71% and totaled $10,287,000 at December 31, 2002. This compared to total net interest income on an FTE basis of $9,292,000 at December 31, 2001.

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2002 net interest margin on an FTE basis was 3.72%. This compares to a net interest margin of 3.71% for the corresponding period in 2001. The following table reflects average balances, interest earned or paid and rates for the three years ended December 31, 2002, 2001 and 2000. The average loan balances include both non-accrual and restructured loans. Interest earned on loans also includes fees on loans such as late charges collected that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on a fully taxable-equivalent basis ("FTE"). A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2002 was $1,995,000 with a yield of 4.83%. Actual tax exempt income in 2001 totaled $977,000 with a yield of 4.88%.

Volume and Rate Variance Analysis of Net Interest Income
(Taxable equivalent basis)

(dollars in thousands)	*2002 over 2001*			*2001 over 2000*		
	Volume	***Rate***	***Total***	*Volume*	*Rate*	*Total*
Increase (decrease) in:						
Interest income on:						
Loans	**$ (462)**	**$ (1,205)**	**$(1,667)**	$ 1,253	$ (403)	$ 850
Taxable investment securities	**780**	**(840)**	**(60)**	(327)	(61)	(388)
Tax-exempt investment securities	**1,575**	**(33)**	**1,542**	515	(21)	494
Other interest income	**(100)**	**(138)**	**(238)**	132	(340)	(208)
Total interest income	**$ 1,793**	**$ (2,216)**	**$ (423)**	$ 1,573	$ (825)	$ 748
Interest expense on:						
NOW/Money Market deposits	**$ (134)**	**$ (961)**	**$(1,095)**	$ 272	$ (616)	$(344)
Savings deposits	**496**	**(149)**	**347**	24	(10)	14
Time deposits	**311**	**(825)**	**(514)**	368	(158)	210
Borrowed funds	**(81)**	**(60)**	**(141)**	239	(103)	136
Total interest expense	**$ 592**	**$ (1,995)**	**$(1,403)**	$ 903	$ (887)	$ 16
Net interest margin	**$ 1,201**	**$ (221)**	**$ 980**	$ 670	$ 62	$ 732

NONINTEREST INCOME

Noninterest income totaled $3,122,000 for the year ended December 31, 2002 compared to $2,387,000 for the year ended December 31, 2001. Trust Department income increased slightly to $1,100,000 from $1,070,000. This was primarily the result of the efforts of new business development. Service charges remained consistent at $472,000 for 2002 and 2001, respectively. Gains on sales of available-for-sale securities totaled $634,000 in 2002. This represented an increase of $504,000 or 388% when comparing total gains on sales of available-for-sale securities of $130,000 in 2001. Movement in the markets presented opportunities for the Company to enhance the return from the securities portfolio which resulted in this increase. Other income, including gain on sale of loans held-for sale, increased $200,000 or 27.97% to $915,000 in 2002. This compares to total other income, including gain on sale of loans held-for-sale, of $715,000 in 2001. This increase was primarily the result of increased fees generated from the refinancing activities in the secondary market as well as an increase in transaction fees generated from activity of deposit accounts.

NONINTEREST EXPENSE

Noninterest expense increased 15.10% to $7,775,000 for the year ended December 31, 2002 as compared to $6,755,000 for the corresponding period in 2001. Salaries and employee benefits totaled $4,235,000 for the twelve months ended December 31, 2002 compared to $3,834,000 for the same period in 2001. This was an increase of $401,000 or 10.46% and was primarily the result of the addition of staff for the branch that was acquired in September 2001 coupled with the additional staff that was also hired to service the increase in new business at the Bank's other facilities. Annual pay raises and the increasing costs of employee benefits also contributed to the increased expense. Occupancy and equipment expenses increased $142,000 or 19.37% to $875,000. This compared to total occupancy and equipment expense of $733,000 for the same period in 2001. The increase was primarily the result of expenses associated with having an additional office to maintain. The Company incurred some equipment costs relating to system upgrades. Data processing expenses increased $39,000 or 7.79% for the year ended December 31, 2002 and totaled $533,000. Data processing expenses for the same period in 2001 totaled $495,000. Insurance expenses for the year 2002, which do not include insurance benefits associated with employees, increased $22,000 or 23.69% and totaled $114,000 as compared to $92,000 for 2001. Printing and stationery costs and legal expenses remained very consistent when comparing 2002 to 2001. Amortization expense of the "Core Deposit Intangible" assets associated with the 2001 branch acquisition totaled $68,000 for the year ended December 31, 2002. This expense for 2002 represented a full year of amortization while the total expense of $48,000 represented only three and one half months of the year 2001 because the acquisition was completed in September 2001. Other operating expenses totaled $1,701,000 for the year ended December 31, 2002 compared to other operating expenses totaling $1,318,000 for the corresponding period in 2001. This increase of $383,000 or 29.06% was primarily the result of additional expenses relating to the operation of the newly acquired branch coupled with increased expenses relating to Trust operations as well as normal increases in expenses associated with the operation of the Company.

INCOME TAXES

In 2002, the Company's income tax provision totaled $1,108,000, an effective tax rate of 25.72%. This compared to an income tax provision of $1,370,000 in 2001, reflecting an effective tax rate of 32.08%. This decrease was primarily the result of the impact of an increase in tax exempt interest earned from the securities portfolio.

NET INCOME

Overall, net income totaled $3,199,000 for the year ended December 31, 2002, compared to net income of $2,901,000 for 2001. This was an increase of $298,000 or 10.27% and reflected earnings of $2.25 per share compared to earnings per share of $2.03 for 2001.

FINANCIAL CONDITION

Comparison of December 31, 2003 and 2002

Total assets at December 31, 2003 were $311,100,000 compared to $293,107,000 at December 31, 2002. This is an increase of $17,993,000 or 6.14%. The increase is primarily due to additional advances taken from the Federal Home Loan Bank as part of a strategy to increase interest income.

SECURITIES PORTFOLIO

The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversifications to the Company's assets. The securities portfolio also acts as collateral for deposits of public agencies. As of December 31, 2003, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $147,021,000. This represents an increase of $8,586,000 or 6.20% over year-end 2002. The increase is a reflection of the strategy to increase interest income as a portion of the advances from the Federal Home Loan Bank were used to purchase securities at a rate of return higher than the borrowing cost in order to generate additional interest income from the securities portfolio.

The make up of the securities portfolio is diversified among U.S. Government sponsored agencies, mortgage backed securities and securities issued by states of the United States and political subdivisions of the states.

Securities are classified in the portfolio as either Securities-Available-for-Sale and Securities-Held-to-Maturity. The securities reported as available-for-sale are stated at fair value in the financial statements of the Company. Unrealized holding gains and losses (accumulated other comprehensive income/loss) are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. At December 31, 2003, the unrealized gain net of tax was $686,000. This compares to an unrealized gain net of tax of $1,734,000 at December 31, 2002. The securities reported as securities-held-to-maturity are stated at amortized cost.

FEDERAL FUNDS SOLD

The balance of federal funds sold totaled $2,272,000 at December 31, 2003. This compares to $1,750,000 at December 31, 2002. This represents a normal operating range of funds for daily cash needs and is considered to be adequate by Management.

LENDING

New business development during the year coupled with a small increase in loan demand resulted in an increase in loans receivable, net of allowance for loan losses of $3,931,000 or 2.90% to $139,563,000 at December 31, 2003, as compared to $135,632,000 at December 31, 2002. Competition for loans remains very aggressive in the market area of the Company. Although the largest dollar volumes of loan activity continues to be in the residential mortgage area, the Company offers a wide variety of loan types and terms along with competitive pricing to customers. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area.

PROVISIONS AND ALLOWANCE FOR LOAN LOSSES

Total gross loans at December 31, 2003 were $141,228,000, as compared to $137,090,000 at December 31, 2002. This is an increase of $4,138,000 or 3.02%. At December 31, 2003 approximately 89% of the Bank's loan portfolio was related to real estate products and although the portfolio increased during the year 2003, the concentration remained consistent as approximately 86% of the portfolio was related to real estate at December 31, 2002. The increase in total gross loans was primarily the result of an increase in construction mortgages. Otherwise there were no material changes in the composition of the loan portfolio during this period.

Credit risk is inherent in the business of extending loans. The Bank monitors the quality of the portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Because of the risk associated with extending loans the Company maintains an allowance or reserve for credit losses through charges to earnings. The loan loss provision for the year 2003 was $313,000 as compared to $300,000 for the year ended December 31, 2002. The level of nonperfoming loans remains low as a percentage of total loans. Nonperforming loans totaled $610,000 or .43 % of total loans at December 31, 2003 as compared to $1,250,000 or .91% of total assets at December 31, 2002. Nonperforming loans are closely monitored by management.

The Bank evaluates the adequacy of the allowance on a monthly basis. No material changes have been made in the estimation methods or assumptions that the Bank used in making this determination during the year ended December 31, 2003. Such evaluations are based on assessments of credit quality and "risk rating" of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS114"). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Loans to be considered for impairment are defined in the Bank's Loan Policy as residential real estate mortgages with balances of $300,000 or more and commercial loans of $100,000 or more. Such loans are considered impaired when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note. Any such commercial loans and residential mortgages will be considered impaired under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994; or
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans generally as part of the periodic analysis of the Allowance for Loan Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and considers historical loan losses and delinquency figures as well as any recent delinquency trends.

The credit card delinquency and loss history is separately evaluated and given a special loan loss factor because management recognizes the higher risk involved in such loans. Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor. There have been no reallocations within the allowance during the years ended December 31, 2003 and 2002.

At December 31, 2003 the allowance for loan losses totaled $1,664,000, representing 272.79% of nonperforming loans, which totaled $610,000, and 1.18% of total loans of $141,228,000. This compares to $1,458,000, representing 116.64% of nonperforming loans, which totaled $1,250,000 and .91% of total loans of $137,090,000 at December 31, 2002. A total of $155,000 in loans were charged off during the year 2003, as compared to $251,000 during 2002. A total of $48,000 of previously charged off loans was recovered during the year ended December 31, 2003. Recoveries for the year 2002 totaled $29,000. When comparing the two years, net charge-offs were $107,000 for the year 2003 and during the year 2002 net charge-offs totaled $222,000. Management believes that the allowance for loan losses is adequate. While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans or other factors. Additionally, despite the overall good quality of the loan portfolio generally, with expectations of the Company to continue to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate reserve coverage.

DEPOSITS

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year-end 2003 totaled $218,457,000 compared to $211,037,000 at year-end 2002. This increase of $7,420,000 or 3.52% can be primarily attributed to the ongoing efforts of the Company to competitively price products and develop and maintain relationship banking with its customers. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities. During the year, there was an increase in demand, NOW and savings accounts which are lower cost core deposits.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:
(dollars in thousands)

	Years ended December 31					
	2003		*2002*		*2001*	
	Average Balance	***Rate***	*Average Balance*	*Rate*	*Average Balance*	*Rate*
Demand	**$ 38,998**		$ 37,578		$ 31,497	
NOW	**20,030**	**.31%**	19,833	.82%	17,185	1.07%
Money Market	**39,491**	**.76%**	42,923	1.50%	50,331	3.41%
Savings	**45,975**	**.98%**	37,629	1.98%	16,674	2.37%
Time	**68,898**	**2.98%**	67,157	3.71%	60,854	4.94%
	$213,392	**1.34%**	$205,120	1.97%	$176,541	3.00%

Maturities of time certificates of deposits of $100,000 or more outstanding for the years ended December 31 are summarized as follows:

(dollars in thousands)

	Years Ended December 31		
	2003	*2002*	*2001*
Three months or less	**$ 5,575**	$ 3,454	$ 3,895
Over three months through six months	**1,343**	3,630	4,161
Over six months through one year	**5,591**	7,913	4,398
Over one year	**11,080**	8,050	5,708
Total	**$23,589**	$23,047	$18,162

BORROWINGS

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy that is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2003, the Company had $60,897,000 in outstanding advances from the Federal Home Loan Bank compared to $51,891,000 at December 31, 2002. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston.

INTEREST RATE RISK

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

The Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

To quantify the extent of these risks both in its current position and in actions it might take in the future, interest rate risk is monitored using gap analysis which identifies the differences between assets and liabilities which mature or reprice during specific time frames and model simulation which is used to "rate shock" the Company's assets and liability balances to measure how much of the Company's net interest income is "at risk" from sudden rate changes.

An interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2003, the Company was slightly asset sensitive (positive gap). This would suggest that the during a period of rising interest rates the Company would be in a better position to invest in higher yielding assets resulting in growth in interest income. To the contrary, during a period of falling interest rates, a positive gap would result in a decrease in interest income. The level of interest rate risk at December 31, 2003 is within the limits approved by the Board of Directors.

LIQUIDITY

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Adequate liquidity is necessary to handle fluctuation in deposit levels, to provide for customers' credit needs, and to take advantage of investment opportunities as they are presented. The Company manages liquidity primarily with readily marketable investment securities, deposits and loan repayments. The Company's subsidiary, Salisbury Bank and Trust Company is a member of the Federal Home Loan Bank of Boston which provides a source of available borrowings for liquidity.

At December 31, 2003, the Company had approximately $29,003,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

CAPITAL

At December 31, 2003, the Company had $28,850,000 in shareholder equity compared to $27,345,000 at December 31, 2002. This represents an increase of $1,505,000 or 5.50%. Several components contributed to the change since December 2002. Earnings for the year totaled $3,840,000. Market conditions have reduced unrealized securities gains and resulted in a negative adjustment to comprehensive income of $1,049,000. The Company declared dividends in 2003 resulting in a decrease in capital of $1,310,000. The Company issued 840 new shares of common stock under the terms of the Director Stock Retainer Plan during the second quarter of 2002 which resulted in an increase in capital of $24,000. Under current regulatory definitions, the Company and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays the lowest federal deposit insurance deposit premiums possible. One primary measure of capital adequacy for regulatory purposes is based on the ratio of risk-based capital to risk weighted assets. This method of measuring capital adequacy helps to establish capital requirements that are sensitive to the differences in risk associated with various assets. It takes in account off-balance sheet exposure in assessing capital adequacy and it minimizes disincentives to holding liquid, low risk assets. At year-end 2003, the Company had a risk-based capital ratio of 16.44% compared to 17.21% at December 31, 2002. The primary difference results from the negative effect of market movements on unrealized gains and therefore a decrease in comprehensive income. Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices. Management believes that the capital ratios of the Company and Bank are adequate to continue to meet the foreseeable capital needs of the institution.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates tend to have a greater impact on the Company's performance than do the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, inflation could impact earnings in future periods.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have a material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS No. 147"), an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, was effective for acquisitions for which the date of acquisition was on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 were effective on October 1, 2002, with earlier application permitted.

In accordance with paragraph 9 of SFAS No. 147, the Company, has reclassified, as of September 30, 2002 it's recognized unidentifiable intangible asset related to branch acquisition(s). This asset was reclassified as goodwill (reclassified goodwill). The amount reclassified was $2,357,884, the carrying amount as of January 1, 2002. The reclassified goodwill is being accounted for and reported prospectively as goodwill under SFAS No. 142, with no amortization expense. Accordingly, the consolidated financial statements for the year ended December 31, 2002 do not reflect amortization in the amount of $95,429 that would have been recorded if SFAS No. 147 had not been issued. In accordance with SFAS No. 147 the Company tested its reclassified goodwill for impairment as of December 31, 2003. The Company determined that its reclassified goodwill as of those dates was not impaired.

Also in accordance with paragraph 9 of SFAS No. 147, as of September 30, 2002, the Company reclassified its core deposit intangible asset and accounted for it as an asset apart from the unidentifiable intangible asset and not as goodwill.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose (a) the nature of the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the initial recognition and initial measurement provisions of FIN 45 effective as of January 1, 2003 and adopted the disclosure requirements effective as of December 31, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.

In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation has not and is not expected to have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

RECENT DEVELOPMENTS

On November 18, 2003, the Company announced the execution of a definitive agreement (the "Agreement") to acquire Canaan National Bancorp, Inc. ("Canaan"), parent of The Canaan National Bank. Canaan is headquartered in Canaan, Connecticut and has a branch in Berkshire County, Massachusetts. On that date, it had assets of approximately $108 million.

Under the terms of the Agreement, which was unanimously approved by the board of directors, the shareholders of Canaan will be entitled to receive merger considerations consisting of $31.20 in cash and 1.3371 shares of Salisbury common stock for every share of Canaan Stock. The purchase price represented 174.5% of Canaan's fully diluted tangible book value and 21.4 times Canaan's last twelve months earnings.

The merger is subject to approval by state and federal bank supervisory agencies and the shareholders of Canaan. Salisbury anticipates that the transaction will close in the third quarter of 2004.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. In the opinion of management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial condition, results of operation, or liquidity. (See Note 11 to the Financial Statements).

FORWARD LOOKING STATEMENTS

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and

(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main components of market risk for the Company are equity price risk, credit risk, interest rate risk and liquidity risk. The Company's stock is traded on the American Stock Exchange under the symbol "SAL". As a result, the value of its common stock may fluctuate or respond to price movements relating to the banking industry or other indicia of investment. The Company manages interest rate risk and liquidity risk through an ALCO Committee comprised of outside Directors and senior management. The committee monitors compliance with the Bank's Asset/Liability Policy which provides guidelines to analyze and manage gap, which is the difference between the amount of assets and the amounts of liabilities which mature or reprice during specific time frames. Model simulation is used to measure earnings volatility under both rising and falling interest rate scenarios. The Company's interest rate risk and liquidity position has not significantly changed from year end 2003.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Management is responsible for the integrity and objectivity of the consolidated financial statements and other information appearing in this Annual Report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applying estimates and management's best judgement as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements.

Shatswell, MacLeod & Company, P.C. has been engaged to provide an independent opinion on the fairness of the consolidated financial statements. Their report appears in this Annual Report.

John F. Perotti
President and Chief Executive Officer

John F. Foley
Chief Financial Officer

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 20, 2004

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

ASSETS	2003	2002
Cash and due from banks	$ 7,687,979	$ 7,548,911
Interest bearing demand deposits with other banks	1,668,310	784,035
Money market mutual funds	500,512	536,982
Federal funds sold	2,272,000	1,750,000
Cash and cash equivalents	12,128,801	10,619,928
Investments in available-for-sale securities (at fair value)	143,020,363	135,168,536
Investments in held-to-maturity securities (fair values of $234,394 as of December 31, 2003 and $331,544 as of December 31, 2002)	229,425	321,287
Federal Home Loan Bank stock, at cost	3,771,000	2,945,200
Loans, less allowance for loan losses of $1,664,274 and $1,458,359 as of December 31, 2003 and 2002, respectively	139,563,318	135,631,604
Loans held-for-sale	275,000	
Investment in real estate	75,000	75,000
Premises and equipment	2,892,162	2,805,477
Other real estate owned		75,000
Goodwill	2,357,884	2,357,884
Core deposit intangible	731,961	800,316
Accrued interest receivable	1,875,948	1,933,616
Cash surrender value of life insurance policies	3,153,941	104,356
Other assets	1,025,466	268,578
Total assets	$311,100,269	$293,106,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 45,201,440	$ 38,929,897
Interest-bearing	173,256,010	172,107,507
Total deposits	218,457,450	211,037,404
Federal Home Loan Bank advances	60,897,311	51,890,607
Other liabilities	2,895,296	2,833,825
Total liabilities	282,250,057	265,761,836
Stockholders' equity:		
Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,424,078 shares in 2003 and 1,423,238 shares in 2002	142,408	142,324
Paid-in capital	2,327,151	2,303,547
Retained earnings	25,694,836	23,164,693
Accumulated other comprehensive income	685,817	1,734,382
Total stockholders' equity	28,850,212	27,344,946
Total liabilities and stockholders' equity	$311,100,269	$293,106,782

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest and fees on loans	$ 9,226,484	$ 9,677,332	$11,343,508
Interest on debt securities:			
Taxable	3,874,819	4,143,851	4,204,364
Tax-exempt	2,086,134	1,995,114	977,487
Dividends on equity securities	423,889	219,245	203,806
Other interest	38,496	121,891	360,226
Total interest and dividend income	15,649,822	16,157,433	17,089,391
Interest expense:			
Interest on deposits	2,866,495	4,039,427	5,301,623
Interest on Federal Home Loan Bank advances	2,746,975	2,858,310	2,999,174
Total interest expense	5,613,470	6,897,737	8,300,797
Net interest and dividend income	10,036,352	9,259,696	8,788,594
Provision for loan losses	312,500	300,000	150,000
Net interest and dividend income after provision for loan losses	9,723,852	8,959,696	8,638,594
Other income:			
Trust department income	1,252,000	1,100,160	1,070,017
Service charges on deposit accounts	560,291	472,201	472,120
Gain on sales of available-for-sale securities, net	1,058,140	634,080	130,117
Gain on sales of loans held-for-sale	262,088	227,244	183,618
Gain on sales of other real estate owned	52,151		
Other income	799,429	688,128	531,265
Total other income	3,984,099	3,121,813	2,387,137
Other expense:			
Salaries and employee benefits	4,833,913	4,235,122	3,833,838
Occupancy expense	359,458	306,486	246,549
Equipment expense	579,395	568,422	486,393
Data processing	575,441	533,405	494,856
Insurance	114,806	114,184	92,323
Printing and stationery	183,970	187,021	178,624
Legal expense	127,772	60,561	56,286
Amortization of core deposit intangible	68,355	68,354	19,936
Amortization of unidentifiable intangible assets from branch acquisition			27,831
Other expense	1,756,789	1,701,389	1,318,218
Total other expense	8,599,899	7,774,944	6,754,854
Income before income taxes	5,108,052	4,306,565	4,270,877
Income taxes	1,267,950	1,107,770	1,369,674
Net income	$ 3,840,102	$ 3,198,795	$ 2,901,203
Earnings per common share	$ 2.70	$ 2.25	$ 2.03

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	1,458,366	$145,837	$2,968,894	$19,516,414	$	$ (170,889)	$22,460,256
Comprehensive income:							
Net income				2,901,203			
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						(107,771)	
Comprehensive income							2,793,432
Repurchase of common stock, 36,008 shares					(691,080)		(691,080)
Transfer treasury stock to reduce shares issued	(36,008)	(3,601)	(687,479)		691,080		
Dividends declared ($.84 per share)				(1,199,462)			(1,199,462)
Balance, December 31, 2001	1,422,358	142,236	2,281,415	21,218,155		(278,660)	23,363,146
Comprehensive income:							
Net income				3,198,795			
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						2,013,042	
Comprehensive income							5,211,837
Issuance of 880 shares for Directors' fees	880	88	22,132				22,220
Dividends declared ($.88 per share)				(1,252,257)			(1,252,257)
Balance, December 31, 2002	1,423,238	142,324	2,303,547	23,164,693		1,734,382	27,344,946
Comprehensive income:							
Net income				3,840,102			
Net change in unrealized holding gain on available-for-sale securities, net of tax effect						(1,048,565)	
Comprehensive income							2,791,537
Issuance of 840 shares for Directors' fees	840	84	23,604				23,688
Dividends declared ($.92 per share)				(1,309,959)			(1,309,959)
Balance, December 31, 2003	1,424,078	$142,408	$2,327,151	$25,694,836	$	$685,817	$28,850,212

Reclassification disclosure for the years ended December 31:

	2003	2002	2001
Net unrealized (losses) gains on available-for-sale securities	$ (370,016)	$3,931,446	$ (46,411)
Reclassification adjustment for net realized gains in net income	(1,058,140)	(634,080)	(130,117)
Other comprehensive (loss) income before income tax effect	(1,428,156)	3,297,366	(176,528)
Income tax benefit (expense)	556,267	(1,284,324)	68,757
	(871,889)	2,013,042	(107,771)
Minimum pension liability adjustment	(289,396)		
Income tax benefit	112,720		
	(176,676)		
Other comprehensive (loss) income, net of tax	$(1,048,565)	$2,013,042	$(107,771)

Accumulated other comprehensive income (loss) consists of the following as of December 31:

	2003	2002	2001
Net unrealized holding gains (losses) on available-for-sale securities, net of taxes	$ 862,493	$1,734,382	$(278,660)
Minimum pension liability adjustment, net of taxes	(176,676)		
Accumulated other comprehensive income (loss)	$ 685,817	$1,734,382	$(278,660)

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,840,102	$ 3,198,795	$ 2,901,203
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization (accretion) of securities, net	395,030	454,034	(49,133)
Gain on sales of available-for-sale securities, net	(1,058,140)	(634,080)	(130,117)
Gain on sales of other real estate owned	(52,151)		
Provision for loan losses	312,500	300,000	150,000
Change in loans held-for-sale	(275,000)		
Net increase in mortgage servicing rights	(67,250)		
Depreciation and amortization	335,672	378,204	345,544
Amortization of intangible assets from branch acquisition			27,831
Amortization of core deposit intangible	68,355	68,354	19,936
Accretion of fair value adjustment on deposits	(11,450)	(100,484)	(136,287)
(Increase) decrease in interest receivable	57,668	(252,348)	108,960
Deferred tax expense (benefit)	137,341	14,647	(24,072)
(Increase) decrease in prepaid expenses	(124,330)	94,379	(84,167)
Increase in cash surrender value of insurance policies	(49,585)	(13,342)	(16,811)
Increase in income tax receivable	(154,792)	(20,977)	(43,254)
(Increase) decrease in other assets	(205,831)	(11,058)	2,717
Increase in accrued expenses	197,428	166,703	176,341
Decrease in interest payable	(80,151)	(30,825)	(39,979)
Increase (decrease) in other liabilities	20,000	(1,026)	(7,275)
Issuance of shares for Directors fees	23,688	22,220	
Net cash provided by operating activities	3,309,104	3,633,196	3,201,437
Cash flows from investing activities:			
Purchases of Federal Home Loan Bank stock	(825,800)		(14,900)
Purchases of available-for-sale securities	(89,014,647)	(104,324,117)	(88,096,807)
Proceeds from sales of available-for-sale securities	49,353,780	41,970,330	19,419,941
Proceeds from maturities of available-for-sale securities	31,044,359	28,715,141	48,212,964
Proceeds from maturities of held-to-maturity securities	91,497	70,445	10,032
Loan purchases		(1,017,677)	(2,800,000)
Loan originations and principal collections, net	(4,157,060)	8,112,107	(2,128,114)
Recoveries of loans previously charged off	48,508	29,148	103,658
Other real estate owned – expenditures capitalized	(8,511)		
Capital expenditures	(475,024)	(393,809)	(329,877)
Premiums paid on insurance policies		(12,381)	(12,381)
Purchase of life insurance policies	(3,000,000)		
Life insurance policy proceeds		192,443	
Net cash used in investing activities	(16,942,898)	(26,658,370)	(25,635,484)

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001
(continued)

	2003	2002	2001
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	9,642,776	6,479,009	18,060,288
Net (decrease) increase in time deposits	(2,211,280)	3,307,391	(9,573,854)
Assumption of net deposits on branch acquisitions			22,897,443
Long term advances from Federal Home Loan Bank			20,000,000
Principal payments on advances from Federal Home Loan Bank	(10,993,296)	(1,113,139)	(14,353,547)
Net changes in short term advances	20,000,000		
Dividends paid	(1,295,533)	(1,237,840)	(1,454,946)
Net repurchase of common stock			(691,080)
Net cash provided by financing activities	15,142,667	7,435,421	34,884,304
Net increase (decrease) in cash and cash equivalents	1,508,873	(15,589,753)	12,450,257
Cash and cash equivalents at beginning of year	10,619,928	26,209,681	13,759,424
Cash and cash equivalents at end of year	$ 12,128,801	$ 10,619,928	$26,209,681
Supplemental disclosures:			
Interest paid	$ 5,693,621	$ 7,029,046	$ 8,477,063
Income taxes paid	1,285,401	1,114,100	1,437,000
Transfer of allowance for loan losses to other liabilities		64,073	
Loan granted to finance sale of other real estate owned	135,662		
Loan transferred to other real estate owned		75,000	
Branch office acquisition:			
Deposits assumed			$26,565,337
Loans acquired			(121,423)
Fixed assets acquired			(272,150)
Net liabilities assumed			26,171,764
Cash received			(22,897,443)
Intangible assets			$ 3,274,321

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001

NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank & Trust Company (Bank) operates as its wholly-owned subsidiary. (Bancorp and the Bank are referred to together as the (Company).

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, SBT Realty, Inc. SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2003 and December 31, 2002 includes $906,000 and $1,781,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated iives are 3 to 40 years for buildings and 2 to 25 years for furniture and equipment.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent writedowns are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values of mortgage loans held-for-sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

The Company has a stock-based plan to compensate non-employee directors for their services. This plan is more fully described in Note 14. Compensation cost for these services is reflected in net income in an amount equal to the fair value of the shares of company common stock payable to the directors.

EARNINGS PER SHARE:

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have a material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS No. 147"), an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, was effective for acquisitions for which the date of acquisition was on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 were effective on October 1, 2002, with earlier application permitted.

In accordance with paragraph 9 of SFAS No. 147, the Company, has reclassified, as of September 30, 2002 its recognized unidentifiable intangible asset related to branch acquisition(s). This asset was reclassified as goodwill (reclassified goodwill). The amount reclassified was $2,357,884, the carrying amount as of January 1, 2002. The reclassified goodwill is being accounted for and reported prospectively as goodwill under SFAS No. 142, with no amortization expense. Accordingly, the consolidated financial statements for the year ended December 31, 2002 do not reflect amortization in the amount of $95,429 that would have been recorded if SFAS No. 147 had not been issued. In accordance with SFAS No. 147 the Company tested its reclassified goodwill for impairment as of December 31, 2003. The Company determined that its reclassified goodwill as of those dates was not impaired.

Also in accordance with paragraph 9 of SFAS No. 147, as of September 30, 2002, the Company reclassified its core deposit intangible asset and accounted for it as an asset apart from the unidentifiable intangible asset and not as goodwill.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose (a) the nature of the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the initial recognition and initial measurement provisions of FIN 45 effective as of January 1, 2003 and adopted the disclosure requirements effective as of December 31, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In

December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation has not and is not expected to have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
Available-for-sale securities:				
December 31, 2003:				
Equity securities	$ 3,031	$ 132,552	$	$ 135,583
U.S. government agencies preferred stock	8,074,043		(463,628)	7,610,415
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	51,886,017	329,421	(235,866)	51,979,572
Debt securities issued by states of the United States and political subdivisions of the states	44,609,900	1,521,298	(143,363)	45,987,835
Money market mutual funds	500,512			500,512
Mortgage-backed securities	37,034,607	372,971	(100,620)	37,306,958
	142,108,110	2,356,242	(943,477)	143,520,875
Money market mutual funds included in cash and cash equivalents	(500,512)			(500,512)
	$141,607,598	$2,356,242	$(943,477)	$143,020,363

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
December 31, 2002:				
Equity securities	$ 3,031	$ 86,154	$	$ 89,185
U.S. government agencies preferred stock	4,047,250	131,930		4,179,180
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	41,294,731	383,557	(43,163)	41,635,125
Debt securities issued by states of the United States and political subdivisions of the states	41,564,707	1,234,464	(6,855)	42,792,316
Money market mutual funds	536,982			536,982
Mortgage-backed securities	45,417,896	1,091,525	(36,691)	46,472,730
	132,864,597	2,927,630	(86,709)	135,705,518
Money market mutual funds included in cash and cash equivalents	(536,982)			(536,982)
	$132,327,615	$2,927,630	$ (86,709)	$135,168,536

	Amortized Cost Basis	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Loss	Fair Value
Held-to-maturity securities:				
December 31, 2003:				
Mortgage-backed securities	$ 229,425	$ 4,969	$	$ 234,394
December 31, 2002:				
Mortgage-backed securities	$ 321,287	$ 10,257	$	$ 331,544

The scheduled maturities of debt securities were as follows as of December 31, 2003:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due after one year through five years	$ 240,648	$	$
Due after five years through ten years	7,305,085		
Due after ten years	98,032,089		
Mortgage-backed securities	37,306,958	229,425	234,394
	$142,884,780	$229,425	$234,394

During 2003, proceeds from sales of available-for-sale securities amounted to $49,353,780. Gross realized gains and gross realized losses on those sales amounted to $1,136,732 and $78,592, respectively. During 2002, proceeds from sales of available-for-sale securities amounted to $41,970,330. Gross realized gains and gross realized losses on those sales amounted to $634,705 and $625, respectively. During 2001, proceeds from sales of available-for-sale securities amounted to $19,419,941. Gross realized gains on those sales amounted to $130,117. The tax provision applicable to these net realized gains amounted to $412,146, $246,974 and $50,681, respectively.

The amortized cost basis and fair market value of securities of issuers which exceeded 10% of equity were as follows as of December 31, 2003:

	Amortized Cost Basis	Fair Value
Federal Home Loan Mortgage Corporation Preferred Stock	$6,074,043	$5,772,347

Total carrying amounts of $2,586,127 and $4,629,082 of debt securities were pledged to secure public deposits, treasury tax and loan and for other purposes as required by law as of December 31, 2003 and 2002, respectively.

Debt and equity securities as of December 31, 2003 where the fair value is below the book value are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:						
U.S. government agencies preferred stock	$ 7,610,415	$463,628	$	$	$ 7,610,415	$463,628
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	11,153,693	235,866			11,153,693	235,866
Debt securities issued by states of the United States and political subdivisions of the states	7,127,832	143,363			7,127,832	143,363
Mortgage-backed securities	12,208,853	87,493	875,856	13,127	13,084,709	100,620
Total temporarily impaired securities	$38,100,793	$930,350	$875,856	$13,127	$38,976,649	$943,477

The securities that have been in an unrealized loss position for over twelve consecutive months are adjustable rate mortgage securities guaranteed by the Government National Mortgage Association and the Federal Home Loan Mortgage Corporation. The decline is due to rapid prepayments on the underlying collateral and a low interest rate environment. Since there has been no credit deterioration and the market price decline is due to the current interest rate environment, management deems the securities are not other than temporarily impaired. The securities that have been in an unrealized loss position for less than twelve months consist of debt and equity securities issued by the U.S. treasury, U.S. government corporations and agencies, and states of the United States and political subdivisions of the states. The unrealized losses in these securities are attributable to changes in market interest rates. Company management does not intend to sell any of the securities in the near term, and due to the relative short duration of the securities, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2003	2002
Commercial, financial and agricultural	$ 9,148,870	$ 10,126,812
Real estate - construction and land development	15,306,946	6,027,041
Real estate - residential	90,806,942	93,635,616
Real estate - commercial	19,199,687	18,002,442
Consumer	6,691,762	9,007,417
Other	73,385	290,635
	141,227,592	137,089,963
Allowance for loan losses	(1,664,274)	(1,458,359)
Net loans	$139,563,318	$135,631,604

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2003. Total loans to such persons and their companies amounted to $852,341 as of December 31, 2003. During 2003 advances of $168,303 were made and repayments totaled $350,318.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2003	2002	2001
Balance at beginning of period	$1,458,359	$1,444,504	$1,291,502
Provision for loan losses	312,500	300,000	150,000
Recoveries of loans previously charged off	48,508	29,148	103,658
Loans charged off	(155,093)	(251,220)	(100,656)
Transfer to liability account for estimated losses on loan commitments		(64,073)	
Balance at end of period	$1,664,274	$1,458,359	$1,444,504

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2003	2002
	(in thousands)	
Total nonaccrual loans	$ 75	$855
Accruing loans which are 90 days or more overdue	$535	$124

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

	2003		2002	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 0	$0	$511,063	$81,899
Loans for which there is no related allowance for credit losses		—		
Totals	$ 0	$0	$511,063	$81,899
Average recorded investment in impaired loans during the year ended December 31	$353,758		$397,162	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 43,762		$ 18,156	
Amount recognized using a cash-basis method of accounting	$ 43,762		$ 930	

In 2003 the Company capitalized mortgage servicing rights totaling $69,844 and amortized $1,924. The balance of capitalized mortgage servicing rights included in other assets at December 31, 2003 was $67,250. Prior to 2003, the Company did not sell loans with servicing retained and, therefore, did not record any mortgage servicing rights.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the year ended December 31, 2003.

Balance, beginning of year	$ 0
Additions	670
Reductions	0
Direct write-downs	0
Balance, end of year	$670

The fair value of the mortgage servicing rights was $74,512 as of December 31, 2003.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage and other loans serviced for others was $6,753,826 and $0 at December 31, 2003 and 2002, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2003	2002
Land	$ 350,644	$ 350,644
Buildings	2,766,168	2,681,394
Furniture and equipment	1,888,716	1,781,712
	5,005,528	4,813,750
Accumulated depreciation and amortization	(2,113,366)	(2,008,273)
	$2,892,162	$2,805,477

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2003 and 2002 was $23,588,591 and $23,047,271, respectively.

For time deposits as of December 31, 2003, the scheduled maturities for years ended December 31 are:

2004	$40,657,829
2005	11,127,709
2006	7,988,668
2007	3,748,711
2008	3,779,089
	$67,302,006

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2003. Total deposits to such persons and their companies amounted to $610,337 as of December 31, 2003 and $745,840 as of December 31, 2002.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2003 and thereafter are summarized as follows:

	AMOUNT
2004	$20,766,823
2005	263,339
2006	188,605
2007	200,582
2008	99,200
Thereafter	39,378,762
	$60,897,311

An advance of $19,000,000 is redeemable on January 26, 2004 and quarterly thereafter, an advance of $10,000,000 is redeemable on February 26, 2004 and quarterly thereafter and an advance of $10,000,000 is redeemable on March 15, 2004 and quarterly thereafter.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2003, the interest rates on FHLB advances ranged from 1.15 percent to 6.45 percent. At December 31, 2003, the weighted average interest rate on FHLB advances was 4.06 percent.

NOTE 8 - EMPLOYEE BENEFITS

The Company has an insured noncontributory defined benefit retirement plan available to all employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Company makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2003	2002
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$2,019,027	$2,345,618
Actuarial loss	489,531	67,008
Service cost	188,104	124,322
Interest cost	148,033	189,459
Benefits paid	(82,680)	(707,380)
Benefit obligation at end of year	2,762,015	2,019,027
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	1,396,711	2,171,193
Actual return on plan assets	205,463	(244,376)
Contributions	268,069	177,274
Benefits paid	(82,680)	(707,380)
Fair value of plan assets at end of year	1,787,563	1,396,711
Funded status	(974,452)	(622,316)
Unrecognized net loss from actuarial experience	560,356	177,951
Unrecognized prior service cost	93,653	94,544
Unamortized net asset existing at date of adoption of SFAS No. 87	58,364	58,364
Accrued benefit cost included in other liabilities	$ (262,079)	$ (291,457)

Amounts recognized in the balance sheet as of December 31, 2003 consist of:

Accrued benefit cost	$(262,079)
Accrued benefit liability	(441,413)
Intangible asset	152,017
Accumulated other comprehensive loss	289,396
Net amount recognized	$(262,079)

The accumulated benefit obligation for the Company's defined benefit pension plan was $2,491,054 and $1,590,800 at December 31, 2003 and 2002, respectively.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.0% and 6.0% and 8.0% and 6.0% for 2003 and 2002, respectively. The expected long-term rate of return on assets was 7.25% and 8.0% for 2003 and 2002.

The overall expected long-term rate of return on assets is primarily determined by historical performance and evaluation of current economic and market conditions.

Components of net periodic cost:

	2003	2002	2001
Service cost	$188,104	$124,322	$141,721
Interest cost on benefit obligation	148,033	189,459	168,343
Expected return on assets	(107,010)	(176,526)	(180,290)
Amortization of prior service cost	9,564	9,564	9,564
Net periodic cost	$238,691	$146,819	$139,338

Plan Assets

The Company's pension plan asset allocations by asset category are as follows:

	December 31 2003		December 31, 2002	
Asset Category	Fair Value	Percent	Fair Value	Percent
Equity securities	$1,082,595	60.6%	$ 777,979	55.7%
U.S. Government treasury and agency securities	596,662	33.4	503,845	36.1
Corporate bonds	24,015	1.3		
Money market mutual funds	84,291	4.7	114,887	8.2
Total	$1,787,563	100.0%	$1,396,711	100.0%

The pension plan investments are managed by the Trust Department of the Bank. The investments in the plan are reviewed and approved by the Trust Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire. Debt securities are laddered for coupon and maturity. Equities are put in the plan to achieve the balanced allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations are applied to the management of the funds and investment selections.

The Company adopted a 401(k) Plan effective in 2000. Under the Plan eligible participants may contribute up to fifteen percent of their pay. The Company may make discretionary contributions to the Plan. The Company's contribution in the years ended December 31, 2003, 2002 and 2001 amounted to approximately $46,000, $53,000 and $48,000, respectively. Discretionary contributions vest in full after five years.

Eleven of the Company's executives have a change in control agreement ("agreement") with the Company. The agreements provide that if following a "change-in-control" of the Company or Bank, an Executive Officer is terminated under certain defined circumstances, or is reassigned, within a period of twelve (12) months following the change in control, such Executive Officer will be entitled to a lump sum payment equal to six or 12 months of his or her compensation based upon the most recent aggregate base salary paid to the Executive Officer in the twelve (12) month period immediately preceding the date of change in control.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2003	2002	2001
Current:			
Federal	$ 708,089	$ 790,590	$1,073,942
State	422,520	302,533	319,804
	1,130,609	1,093,123	1,393,746
Deferred:			
Federal	126,996	4,143	(19,437)
State	10,345	10,504	(4,635)
	137,341	14,647	(24,072)
Total income tax expense	$1,267,950	$1,107,770	$1,369,674

The reasons for the difference between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

	2003 % of Income	2002 % of Income	2001 % of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(15.8)	(16.8)	(7.8)
Other items	1.0	3.5	1.0
State tax, net of federal tax benefit	5.6	5.0	4.9
Effective tax rates	24.8%	25.7%	32.1%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 482,312	$ 396,543
Interest on non-performing loans	2,426	20,197
Accrued deferred compensation	18,724	18,721
Post retirement benefits	31,939	24,149
Other real estate owned property writedown	25,317	25,317
Deferred organization costs		1,000
Accrued pensions	102,080	113,523
Minimum pension liability	112,720	
Alternative minimum tax		65,433
Gross deferred tax assets	775,518	664,883
Deferred tax liabilities:		
Core deposit intangible asset	(208,252)	(151,839)
Accelerated depreciation	(400,660)	(337,585)
Discount accretion	(9,383)	(19,809)
Mortgage servicing rights	(26,194)	
Net unrealized holding gain on available-for-sale securities	(550,272)	(1,106,539)
Gross deferred tax liabilities	(1,194,761)	(1,615,772)
Net deferred tax liabilities	$ (419,243)	$ (950,889)

Deferred tax assets as of December 31, 2003 and 2002 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2003, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into an agreement with a third party in which the third party is to provide the Company with account processing services and other miscellaneous services. Under the agreement, the Company is obligated to pay monthly processing fees through January 31, 2006 and the Company may cancel the agreement at any time, provided the Company pays a termination fee based on the remaining unused term of the agreement. The amount of the termination fee is to be determined by multiplying the average monthly invoice during the prior twelve months by 65% times the remaining months under the agreement.

NOTE 11 - FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2003 and 2002, the maximum potential amount of the Company's obligation was $20,000 and $20,000, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 12,128,801	$ 12,128,801	$ 10,619,928	$ 10,619,928
Available-for-sale securities	143,020,363	143,020,363	135,168,536	135,168,536
Held-to-maturity securities	229,425	234,394	321,287	331,544
Federal Home Loan Bank stock	3,771,000	3,771,000	2,945,200	2,945,200
Loans, net	139,563,318	140,419,000	135,631,604	137,453,000
Loans held-for-sale	275,000	278,719		
Accrued interest receivable	1,875,948	1,875,948	1,933,616	1,933,616
Financial liabilities:				
Deposits	218,457,450	219,891,000	211,037,404	212,283,000
FHLB advances	60,897,311	61,245,695	51,890,607	53,173,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2003	2002
Commitments to originate loans	$ 2,337,315	$10,421,946
Standby letters of credit	20,000	20,000
Unadvanced portions of loans:		
Home equity	10,374,759	8,893,908
Commercial lines of credit	6,935,664	6,383,820
Construction	3,349,345	1,754,774
Consumer	5,986,321	5,737,646
	$29,003,404	$33,212,094

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and bordering New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and bordering New York and Massachusetts towns.

NOTE 13 - REGULATORY MATTERS

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$26,308	16.44%	$12,803	≥8.0%	N/A	
Salisbury Bank & Trust Company	25,882	16.19	12,788	≥8.0	$15,986	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	24,566	15.35	6,402	≥4.0	N/A	
Salisbury Bank & Trust Company	24,140	15.10	6,394	≥4.0	9,591	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	24,566	8.05	12,203	≥4.0	N/A	
Salisbury Bank & Trust Company	24,140	7.92	12,188	≥4.0	15,235	≥5.0
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	24,073	17.21	11,199	≥8.0	N/A	
Salisbury Bank & Trust Company	23,838	17.06	11,194	≥8.0	13,992	≥10.0
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	22,453	16.05	5,600	≥4.0	N/A	
Salisbury Bank & Trust Company	22,218	15.90	5,597	≥4.0	8,395	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	22,453	7.80	11,513	≥4.0	N/A	
Salisbury Bank & Trust Company	22,218	7.73	11,497	≥4.0	14,371	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

As of December 31, 2003 the Bank is restricted from declaring dividends to the Company in an amount greater than approximately $11,952,000 as such declaration would decrease capital below the Bank's required minimum level of regulatory capital.

NOTE 14 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the stockholders of the Company voted to approve the "Directors Stock Retainer Plan of Salisbury Bancorp, Inc. (the Plan)." This plan provides non-employee directors of the Company with shares of restricted stock of the Company as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the plan is 15,000. The first grant date under this plan preceded the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date the Plan was approved by the stockholders is issued an "annual stock retainer" consisting of 120 shares of fully vested restricted common stock of the Company. In 2003 and 2002, 840 and 880 shares, respectively, were issued under the Plan and the related compensation expense amounted to $23,688 and $22,220, respectively.

NOTE 15 - ACQUISITION

On November 17, 2003, the Company executed a definitive agreement (the "Agreement") to acquire Canaan National Bancorp, Inc., with the Company being the surviving corporation.

Under the terms of the Agreement, which was unanimously approved by the Board of Directors, the shareholders of the Canaan National Bancorp, Inc. will be entitled to receive merger consideration consisting of $31.20 in cash and 1.3371 shares of Company common stock for every share of Canaan National Bancorp, Inc. stock, subject to possible adjustment.

The merger is subject to approval by state and federal bank supervisory agencies and the Canaan National Bancorp, Inc.'s shareholders.

NOTE 16 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

NOTE 17 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.

(Parent Company Only)

BALANCE SHEETS

December 31, 2003 and 2002

ASSETS	2003	2002
Checking account in Salisbury Bank & Trust Company	$ 391	$ 185
Money market mutual funds	500,512	536,982
Investment in subsidiary	28,424,203	27,110,438
Due from subsidiary	33,000	9,453
Other assets	219,644	1,000
Total assets	$29,177,750	$27,658,058
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 327,538	$ 313,112
Total liabilities	327,538	313,112
Total stockholders' equity	28,850,212	27,344,946
Total liabilities and stockholders' equity	$29,177,750	$27,658,058

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Dividend income from subsidiary	$1,540,000	$1,300,000	$1,740,000
Taxable interest on securities	2,873	5,616	14,442
	1,542,873	1,305,616	1,754,442
Legal expense	26,823	6,909	8,596
Supplies and printing	6,873	4,407	6,211
Other expense	63,405	18,591	13,297
	97,101	29,907	28,104
Income before income tax (benefit) expense and equity in undistributed net income of subsidiary	1,445,772	1,275,709	1,726,338
Income tax (benefit) expense	(32,000)	(8,260)	(4,645)
Income before equity in undistributed net income of subsidiary	1,477,772	1,283,969	1,730,983
Equity in undistributed net income of subsidiary	2,362,330	1,914,826	1,170,220
Net income	$3,840,102	$3,198,795	$2,901,203

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$3,840,102	$3,198,795	$2,901,203
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiary	(2,362,330)	(1,914,826)	(1,170,220)
Deferred tax expense	1,000	1,193	1,193
Increase in due from subsidiary	(23,547)	(3,615)	(6,222)
Increase in other assets	(219,644)		
Issuance of shares for Director's fees	23,688	22,220	
Net cash provided by operating activities	1,259,269	1,303,767	1,725,954
Cash flows from investing activities:			
Maturities of available-for-sale securities			230,000
Net cash provided by investing activities			230,000
Cash flows from financing activities:			
Net repurchase of common stock			(691,080)
Dividends paid	(1,295,533)	(1,237,840)	(1,454,946)
Net cash used in financing activities	(1,295,533)	(1,237,840)	(2,146,026)
Net (decrease) increase in cash and cash equivalents	(36,264)	65,927	(190,072)
Cash and cash equivalents at beginning of year	537,167	471,240	661,312
Cash and cash equivalents at end of year	$ 500,903	$ 537,167	$ 471,240

NOTE 16 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 follows:

	(In thousands, except earnings per share) 2003 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$4,050	$3,955	$3,849	$3,796
Interest expense	1,526	1,461	1,316	1,310
Net interest and dividend income	2,524	2,494	2,533	2,486
Provision for loan losses	37	38	38	200
Other income	982	880	955	1,167
Other expense	2,042	1,958	2,074	2,526
Income before income taxes	1,427	1,378	1,376	927
Income tax expense	398	377	361	132
Net income	$1,029	$1,001	$1,015	$ 795
Basic earnings per common share	$ .72	$ .70	$ .71	$ .57

	(In thousands, except earnings per share) 2002 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$4,061	$4,063	$4,048	$3,985
Interest expense	1,798	1,763	1,727	1,609
Net interest and dividend income	2,263	2,300	2,321	2,376
Provision for loan losses	37	38	37	188
Other income	564	782	902	874
Other expense	1,815	1,984	1,880	2,096
Income before income taxes	975	1,060	1,306	966
Income tax expense	253	310	328	217
Net income	$ 722	$ 750	$ 978	$ 749
Basic earnings per common share	$ .51	$ .53	$ .69	$ .52

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K for 2003 may be obtained without charge upon written request to:

John F. Foley, Chief Financial Officer
Salisbury Bancorp, Inc.
5 Bissell Street
P. O. Box 1868
Lakeville, Connecticut 06039

STOCK SYMBOL: "SAL"

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

TRANSFER AGENT-REGISTRAR

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

AUDITORS

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, Massachusetts 01960-3635

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

(a) Market Information

The Company's common stock is traded on The American Stock Exchange under the symbol "SAL". The following table presents the high and low sales prices of the Company's common stock.

	2003 Quarters				*2002 Quarters*			
	4th	*3rd*	*2nd*	*1st*	*4th*	*3rd*	*2nd*	*1st*
Range of Stock prices:								
High	**$38.95**	**$32.25**	**$29.50**	**$30.00**	$28.01	$25.25	$26.75	$25.25
Low	**$29.50**	**$29.00**	**$26.00**	**$26.00**	$25.00	$22.51	$24.10	$21.25

(b) Holders

There were approximately 473 holders of record of the common stock of the Company as of March 5, 2004. This number includes brokerage firms and other financial institutions which hold stock in their name but which is actually owned by third parties.

(c) Dividends

Dividends are currently declared four times a year, and the Company expects to follow such practices in the future. During the year 2003, Salisbury Bancorp, Inc. declared a cash dividend each quarter of $.23 per share. Dividends for the year 2003 totaled $.92 per share which compared to total dividends of $.88 that were declared in the year 2002. At their February 27, 2004 meeting, the Directors of Salisbury Bancorp, Inc. declared a cash dividend of $.24 per share for the first quarter of 2004. The dividend will be paid on April 28, 2004 to shareholders of record as of March 31, 2004. Payment of all dividends are dependent upon the condition and earnings of the Company. The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Connecticut Corporate law, which provide that no distribution may be made by a company if, after giving it effect: (1) the company would not be able to pay its debts as they become due in the usual course of business or (2) the company's total assets would be less than the sum of its total liabilities plus amounts needed to satisfy any preferred stock rights. The following table presents cash dividends declared per share for the last two years:

	2003 Quarters				*2002 Quarters*			
	4th	*3rd*	*2nd*	*1st*	*4th*	*3rd*	*2nd*	*1st*
Cash dividends declared	**$0.23**	**$0.23**	**$0.23**	**$0.23**	$0.22	$0.22	$0.22	$0.22

The dividends paid to shareholders of the Company are funded primarily from dividends received by the Company from the Bank. Reference should be made to Note 13 of the Consolidated Financial Statements for a description of restrictions on the ability of the Bank to pay dividends to the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the two (2) most recent fiscal years, the Company and the Bank have had no changes in or disagreements with its independent accountants on accounting and financial disclosure matters.

Officers of Salisbury Bancorp, Inc.

John F. Perotti, President and Chief Executive Officer
Richard J. Cantele, Jr., Secretary
John F. Foley, Chief Financial Officer

Officers of Salisbury Bank and Trust Company

John F. Perotti, President and Chief Executive Officer
Richard J. Cantele, Jr., Executive Vice President, Treasurer and Chief Operating Officer
John F. Foley, Senior Vice President and Comptroller
Todd M. Clinton, Senior Vice President, Operations and Compliance Officer
Diane E.R. Johnstone, Senior Vice President and Trust Officer
Sharon A. Pilz, Vice President and Trust Officer
William C. Lambert, Vice President and Trust Officer
Geoffrey A. Talcott, Vice President and Chief Lending Officer
Lana M. Hobby, Vice President and Secretary
Joseph C. Law, Vice President
Betsy Summerville, Vice President
Shelly L. Humeston, Assistant Vice President
Karen S. Ralph, Assistant Vice President
Robert J. Lotz, Assistant Vice President and Trust Operations Officer
Susan N. Roy, Assistant Vice President and Trust Operations Officer
Linda F. Decker, Assistant Treasurer
Alton E. Golden, Retail Banking Officer and Branch Assistant

The Lakeville Office — Melissa Galm, Branch Manager

The Salisbury Office — Alice C. Kent, Branch Manager

The Sharon Office — Edward L. Coyle, Branch Manager

The Canaan Office — Francis A. English, Branch Manager

SALISBURY BANCORP, INC.

the holding company for

SALISBURY BANK AND TRUST COMPANY

with offices in Lakeville, Salisbury, Sharon, and Canaan, Connecticut

Telephone (860) 435-9801, (860) 364-0500 or (860)824-3070
1-800-222-9801 (toll free from CT, NY, MA)

SBT Link: 877-SBT-1212 (toll free)

Website: www.salisburybank.com

Design: *Cyd Emmons Associates*
Cover photography: *John Emmons*
Portrait photography: *Brian Wilcox/Picture Perfect*